X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

03 FEB 25 AM 7:21

03007414

February 14, 2003

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated February 14, 2003).

Thank you.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Sincerely,

Robin Martin for X-Cal Resources Ltd.

dlw 3/18

X-Cal Resources Ltd.

TSX/XCL **February 14, 2003**

News Release

Exploration Team Meets at Sleeper

The X-Cal Resources Ltd. Sleeper Exploration Team met this week at the property, located in Humboldt County Nevada, to discuss the 2003 work program and to look at drill cuttings from the "Chicken Track" area.

The Sleeper Exploration Team is composed of senior explorationists with Nevada track records: Winthrop Rowe, MSC., Larry Kornze, P.Eng., Ken Snyder, PHD., Keith Blair, MSC., Terry White, Geophysicist, and Larry Martin, Structural Geologist.

Mr. Rowe has approximately 8 million discovery ounces to his credit. An example is the Florida Canyon mine in Nevada, which was scheduled for closure when a team under Mr. Rowe's direction located new ore that extended the mine life.

Mr. Kornze is well known for leading teams which discovered more than 40 million ounces of gold for Barrick in Nevada.

Mr. Synder has the "Ken Snyder" Midas Mine named after him, in recognition of his contribution to Franco Nevada (now Newmont).

Keith Blair, MSC., is the Sleeper Team Project Coordinator. Mr. Blair gained much of his experience working with Placer Dome and is a specialist in computer modeling.

Terry White is one of the foremost geophysicists. Until recently his abilities were being utilized exclusively by Placer Dome. X-Cal is particularly pleased to have Mr. White's view of the overburdened covered parts of the property. His magnetic survey of Sleeper is more than four times the density of a standard magnetic survey and conforms with remarkable accuracy to known features at Sleeper.

Mr. Martin is an experienced structural geologist. The entire team complimented Mr. Martin for his structural work.

The first two drill holes of the 2003 program were aimed at an early stage target called the "Chicken Track Vein", located on a NW/SE trending structure approximately ½ mile SE of the mine site. Samples have been sent to ALS Chemex for assay. The drill has now moved to a new location, 2 ½ miles SE of the mine site, named "ZZ Jr.".

The Phase I budget of US$ 1 million is allocated: 1/3 to early stage targets,1/3 to mine site area targets, and 1/3 discretionary. The minimum 2003 Sleeper program is proposed at US$ 5 million.

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Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.